Exhibit 17.2

Mr. Marc J. Mangoubi

Seyfarth Shaw LLP

55 East Monroe Street

Suite 4200

Chicago, Illinois 60603-5803

Dear Mr. Mangoubi:

Thank you for providing me with a copy of the Form 8-K that North American Scientific, Inc. intends to file as a result of my resignation as a member of the Board of Directors of North American.  I agree with the statements made in the proposed Form 8-K except as follows:

1.                                       The following statement in the proposed Form 8-K is incomplete and creates a misimpression: “Management stated that it believed it would be in the best interests of the Company and its shareholders to engage a qualified independent registered public accounting firm other than a Big Four firm.”

First, it should be noted that management expressed its opinion regarding its desire to engage an accounting firm, other that a “Big Four” firm, following the receipt of a letter from PwC in which PwC stated the Company “may have a material weakness in involving internal controls that related to the Company’s historical accounting for the Company’s business acquisition of NOMOS Corporation.”

Second, management strongly recommended a change from “PwC to a smaller audit firm that would be more responsive and be able to make decisions without obtaining approvals from multiple layers of national partners.”  The management then further stated that it did want to engage any of the “mid-tier” accounting firms because like the Big Four firms the mid-tier firms “must obtain decision approval from tiers of national partners.”

2.                                       The statement that “the Board of Directors of the Company, including all of the other members of the Audit Committee and management are dedicated to taking on a timely basis all actions necessary to appropriately enhance and assure the integrity of the Company’s financial statements and internal controls” is, in my opinion, incorrect.  The material weaknesses referenced above was first brought to the attention of the Company and the Board on January 31, 2005.  The Company has failed to propose any course of action to address the weaknesses and the Board has been unwilling to require any corrective action be implemented.

If you have any questions regarding any of my comments on the Form 8-K, please call me.

Sincerely,

/s/ Donald N. Ecker
Donald N. Ecker